UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Kappa Holding B.V.
(Translation of Registrant’s Name Into English)
Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X|	Form 40-F | |

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes | |	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eindhoven 14 May 2003	By:	Kappa Holding B.V. /s/ G.P.F. Beurskens

Name: G.P.F. Beurskens Title: President/Managing Director

By:	/s/ H. Wagter

Name: H. Wagter Title: Chief Financial Officer/Managing Director

On May 14, 2003, Kappa Beheer B.V., a subsidiary of the registrant, announced that it will issue €95 million principal amount of Series A 10 5/8% senior subordinated notes due 2009, as further described in the press release filed with this form 6-K, which is incorporated herein by reference. This 6-K is filed pursuant to rule 135c(d) of the US Securities Act of 1933, as amended.

Press Release

14 May 2003, Eindhoven, The Netherlands

KAPPA BEHEER B.V. TO ISSUE
€95 MILLION PRINCIPAL AMOUNT OF 10,625%
SENIOR SUBORDINATED NOTES DUE 2009

Kappa Beheer B.V. announced today that it plans to issue additional Senior Subordinated Notes due 2009 with a principal amount of €95 million. The new notes will have terms which are substantially the same as its outstanding €370 million 10,625% Senior Subordinated Notes due 2009 which were issued in 1999, except that the new notes will not be registered with the US Securities and Exchange Commission.

The proceeds of the new notes will be used solely for the purpose of redeeming all of its outstanding 12-1/2% Senior Subordinated Notes due 2009 issued in 2001 in an aggregate principal amount of €100 million.

THE NEW NOTES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Stabilisation: FSA/IPMA